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                                                               EXHIBIT 99.(A)(3)

                                [CERTICOM LOGO]

September 27, 2001

Dear Option Holder:

     Certicom has recognized that, as a result of today's difficult market conditions, many of the stock options that have heretofore been granted under the Certicom Corp. Stock Option Plan (the "Original Plan"), the Certicom Corp. 1997 Stock Option Plan, as amended as of October 19, 2000 (the "1997 Plan"), and the Certicom Corp. 2000 United States Stock Plan, as amended as of October 19, 2000 (the "2000 U.S. Plan," and with the Original Plan and the 1997 Plan, the "Option Plans"), may not currently be providing the performance incentives for our valued employees that were intended. Accordingly, I am happy to announce that Certicom is offering you the opportunity to tender (surrender) for exchange your currently outstanding options (vested and unvested) under the Option Plans with an exercise price per share of (USD) $10.00 or more for new options to be granted under the Option Plans (the "Offer"). Please note that the Offer is made with respect to each entire option grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. In addition, except for those certain options that you may have received from Certicom on July 25, 2001, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange (including those options with exercise prices less than (USD) $10.00). Of course, you have the right to choose not to tender any of your options.

     Options with exercise prices equal to (USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange. Options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange. Options with exercise prices below (USD) $10.00 may not be tendered for exchange under this offer; provided, however, options with exercise prices less than (USD) $10.00 that are required to be tendered by the terms of the offer will be exchanged at a ratio of one new option for each old option tendered for exchange. We will grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options. We expect to grant the new options to you on or after April 29, 2002. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

     Please note that this Offer is only to current employees of Certicom and its subsidiaries and you must continue to be an employee of Certicom or one of its subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee of Certicom or any of its subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and canceled by Certicom.

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     The terms and conditions of new options will be governed by the applicable stock option plan, as set forth in the Offer, and will include the following terms:

   . the per share exercise price of any new options granted to you will equal the last reported sale price of our common shares on the Nasdaq National Market or The Toronto Stock Exchange, as provided for in the applicable option plan, on the date we grant the new options; and

   . each of the new options will have a vesting schedule whereby twenty-five percent (25%) of the options shall vest immediately upon issue, and the remaining options shall vest monthly in an equal amount until fully vested on the second anniversary of the grant date.

     There is no way to predict what the price of our common shares will be during the next six months or thereafter. It is possible that the market price of our common shares on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will no longer be employed by Certicom or any of its subsidiaries at the anticipated time of such new option grant. For these reasons, you should make a decision to tender only after careful, considered thought.

     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

     Certicom's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

     To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Offer. You must deliver a properly executed paper copy or fax copy of the documents. E-mail delivery will not be accepted.

     If you have any questions about the offer, please contact Gregory M. Capitolo, Chief Financial Officer, at telephone: (510) 780-5400, fax: (510) 780-5401 or email: stock_admin@certicom.com. We thank you for your continued efforts on behalf of Certicom Corp.

                                     Sincerely,

                                     _________________________________
                                     Richard P. Dalmazzi
                                     Chief Executive Officer

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